UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Magellan Health, Inc.

(Name of Issuer)

Ordinary Common Stock, par value $0.01 per share

(Title of Class of Securities)

559079207

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 3, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,369,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,369,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

PN

* Includes 250,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,704,582
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,704,582
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,704,582*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

CO

* Includes 250,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		228,603
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

228,603
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

228,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		130,301
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

130,301
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		130,301
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

130,301
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		130,301
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

130,301
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,369,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,369,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

OO

* Includes 250,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

8

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,369,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,369,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

PN

* Includes 250,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

9

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,369,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,369,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

OO

* Includes 250,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

10

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,369,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,369,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 250,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,369,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,369,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 250,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

12

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,369,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,369,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 250,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

13

CUSIP NO. 559079207

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the ordinary common stock, par value $0.01 per share (the “Shares”), of Magellan Health Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4800 N. Scottsdale Rd., Suite 4400, Scottsdale, Arizona 85251.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;
(vi)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

14

CUSIP NO. 559079207

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Mitchell and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

15

CUSIP NO. 559079207

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 1,454,582 Shares beneficially owned by Starboard V&O Fund is approximately $84,775,989, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 250,000 Shares by Starboard V&O Fund is approximately $13,599,230, excluding brokerage commissions. The aggregate purchase price of the 228,603 Shares beneficially owned by Starboard S LLC is approximately $13,515,518, excluding brokerage commissions. The aggregate purchase price of the 130,301 Shares beneficially owned by Starboard C LP is approximately $7,705,348, excluding brokerage commissions. The aggregate purchase price of the 305,614 Shares held in the Starboard Value LP Account is approximately $18,072,480, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 24,255,074 Shares outstanding, as of September 30, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018.

16

CUSIP NO. 559079207

A.	Starboard V&O Fund
(a)	As of the close of business on December 12, 2018, Starboard V&O Fund beneficially owned 1,704,582 Shares, including 250,000 Shares underlying certain forward purchase contracts.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 1,704,582
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,704,582
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on December 12, 2018, Starboard S LLC beneficially owned 228,603 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 228,603
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 228,603
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on December 12, 2018, Starboard C LP beneficially owned 130,301 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 130,301
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 130,301
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
17

CUSIP NO. 559079207

D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 130,301 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 130,301
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 130,301
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 130,301 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 130,301
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 130,301
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard Value LP
(a)	As of the close of business on December 12, 2018, 305,614 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,704,582 Shares owned by Starboard V&O Fund, (ii) 228,603 Shares owned by Starboard S LLC, (iii) 130,301 Shares owned by Starboard C LP, and (iv) 305,614 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 2,369,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,369,100
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
18

CUSIP NO. 559079207

G.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,704,582 Shares owned by Starboard V&O Fund, (ii) 228,603 Shares owned by Starboard S LLC, (iii) 130,301 Shares owned by Starboard C LP, and (iv) 305,614 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 2,369,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,369,100
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,704,582 Shares owned by Starboard V&O Fund, (ii) 228,603 Shares owned by Starboard S LLC, (iii) 130,301 Shares owned by Starboard C LP, and (iv) 305,614 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 2,369,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,369,100
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,704,582 Shares owned by Starboard V&O Fund, (ii) 228,603 Shares owned by Starboard S LLC, (iii) 130,301 Shares owned by Starboard C LP, and (iv) 305,614 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 2,369,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,369,100
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
19

CUSIP NO. 559079207

J.	Messrs. Smith, Mitchell and Feld
(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,704,582 Shares owned by Starboard V&O Fund, (ii) 228,603 Shares owned by Starboard S LLC, (iii) 130,301 Shares owned by Starboard C LP, and (iv) 305,614 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,369,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,369,100

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard V&O Fund entered into forward contracts with Morgan Stanley as the counterparty on the dates referenced in Schedule B providing for the purchase of an aggregate of 250,000 Shares having an aggregate purchase price of $13,599,230 (each a “Forward Contract”). Each of the Forward Contracts has a final valuation date of June 4, 2020, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to Morgan Stanley of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. Each of the Forward Contracts provides for physical settlement. Until the settlement date, none of the Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

On December 12, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated December 12, 2018.
99.2	Power of Attorney for Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated September 15, 2011.
20

CUSIP NO. 559079207

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2018

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

21

CUSIP NO. 559079207

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 559079207

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Ordinary Common Stock	55,514	64.4458	11/07/2018
Purchase of Ordinary Common Stock	55,513	64.4458	11/07/2018
Purchase of Ordinary Common Stock	160,486	64.1418	11/07/2018
Purchase of Ordinary Common Stock	160,487	64.1418	11/07/2018
Purchase of Ordinary Common Stock	3,420	63.2011	11/08/2018
Purchase of Ordinary Common Stock	3,420	63.2011	11/08/2018
Purchase of Ordinary Common Stock	7,200	64.0325	11/08/2018
Purchase of Ordinary Common Stock	7,200	64.0325	11/08/2018
Purchase of Ordinary Common Stock	5,832	63.6050	11/08/2018
Purchase of Ordinary Common Stock	5,832	63.6050	11/08/2018
Purchase of Ordinary Common Stock	36,000	63.1268	11/09/2018
Purchase of Ordinary Common Stock	36,000	63.1268	11/09/2018
Purchase of Ordinary Common Stock	30,852	62.7372	11/12/2018
Purchase of Ordinary Common Stock	30,851	62.7372	11/12/2018
Purchase of Ordinary Common Stock	85,393	58.8619	11/13/2018
Purchase of Ordinary Common Stock	5,400	57.5453	11/13/2018
Purchase of Ordinary Common Stock	5,400	57.5453	11/13/2018
Purchase of Ordinary Common Stock	12,600	57.3882	11/14/2018
Purchase of Ordinary Common Stock	12,600	57.3882	11/14/2018
Purchase of Ordinary Common Stock	9,000	56.0454	11/16/2018
Purchase of Ordinary Common Stock	9,000	56.0454	11/16/2018

CUSIP NO. 559079207

Purchase of Ordinary Common Stock	9,000	54.6978	11/19/2018
Purchase of Ordinary Common Stock	9,000	54.6978	11/19/2018
Purchase of Ordinary Common Stock	27,000	53.5695	11/20/2018
Purchase of Ordinary Common Stock	27,000	53.5695	11/20/2018
Purchase of Ordinary Common Stock	3,600	54.0896	11/27/2018
Purchase of Ordinary Common Stock	3,600	54.0896	11/27/2018
Purchase of Ordinary Common Stock	10,800	54.4624	11/28/2018
Purchase of Ordinary Common Stock	10,800	54.4624	11/28/2018
Purchase of Ordinary Common Stock	7,200	55.6050	11/29/2018
Purchase of Ordinary Common Stock	7,200	55.6050	11/29/2018
Purchase of Ordinary Common Stock	5,400	54.7528	11/30/2018
Purchase of Ordinary Common Stock	5,400	54.7528	11/30/2018
Purchase of Ordinary Common Stock	135,496	56.6314	12/03/2018
Purchase of Ordinary Common Stock	135,496	56.6314	12/03/2018
Purchase of Ordinary Common Stock	41,394	55.5816	12/03/2018
Purchase of Ordinary Common Stock	41,394	55.5816	12/03/2018
Purchase of Ordinary Common Stock	84,934	55.8841	12/04/2018
Purchase of Ordinary Common Stock	84,934	55.8841	12/04/2018
Purchase of Ordinary Common Stock	25,776	56.4566	12/04/2018
Purchase of Ordinary Common Stock	25,776	56.4566	12/04/2018
Sale of Ordinary Common Stock	(100,000)	54.9928	12/04/2018
Purchase of Forward Contract	100,000	55.0370	12/04/2018
Sale of Ordinary Common Stock	(150,000)	53.9028	12/06/2018
Purchase of Ordinary Common Stock	23,403	53.9549	12/06/2018
Purchase of Ordinary Common Stock	23,403	53.9549	12/06/2018
Purchase of Forward Contract	150,000	53.9702	12/06/2018

CUSIP NO. 559079207

Purchase of Ordinary Common Stock	18,372	57.4635	12/07/2018
Purchase of Ordinary Common Stock	18,372	57.4635	12/07/2018
Purchase of Ordinary Common Stock	44,471	58.1135	12/07/2018
Purchase of Ordinary Common Stock	44,470	58.1135	12/07/2018
Purchase of Ordinary Common Stock	20,059	57.8861	12/10/2018
Purchase of Ordinary Common Stock	20,059	57.8861	12/10/2018
Purchase of Ordinary Common Stock	7,729	57.8380	12/10/2018
Purchase of Ordinary Common Stock	7,729	57.8380	12/10/2018
Purchase of Ordinary Common Stock	15,386	59.8225	12/11/2018
Purchase of Ordinary Common Stock	15,387	59.8225	12/11/2018
Purchase of Ordinary Common Stock	3,271	60.4614	12/12/2018
Purchase of Ordinary Common Stock	3,271	60.4614	12/12/2018

Starboard Value and Opportunity S LLC

Purchase of Ordinary Common Stock	14,804	64.4458	11/07/2018
Purchase of Ordinary Common Stock	42,796	64.1418	11/07/2018
Purchase of Ordinary Common Stock	912	63.2011	11/08/2018
Purchase of Ordinary Common Stock	1,920	64.0325	11/08/2018
Purchase of Ordinary Common Stock	1,555	63.6050	11/08/2018
Purchase of Ordinary Common Stock	9,600	63.1268	11/09/2018
Purchase of Ordinary Common Stock	8,227	62.7372	11/12/2018
Purchase of Ordinary Common Stock	11,386	58.8619	11/13/2018
Purchase of Ordinary Common Stock	1,440	57.5453	11/13/2018
Purchase of Ordinary Common Stock	3,360	57.3882	11/14/2018
Purchase of Ordinary Common Stock	2,400	56.0454	11/16/2018

CUSIP NO. 559079207

Purchase of Ordinary Common Stock	2,400	54.6978	11/19/2018
Purchase of Ordinary Common Stock	7,200	53.5695	11/20/2018
Purchase of Ordinary Common Stock	960	54.0896	11/27/2018
Purchase of Ordinary Common Stock	2,880	54.4624	11/28/2018
Purchase of Ordinary Common Stock	1,920	55.6050	11/29/2018
Purchase of Ordinary Common Stock	1,440	54.7528	11/30/2018
Purchase of Ordinary Common Stock	36,559	56.6314	12/03/2018
Purchase of Ordinary Common Stock	11,169	55.5816	12/03/2018
Purchase of Ordinary Common Stock	22,917	55.8841	12/04/2018
Purchase of Ordinary Common Stock	6,955	56.4566	12/04/2018
Purchase of Ordinary Common Stock	6,315	53.9549	12/06/2018
Purchase of Ordinary Common Stock	4,957	57.4635	12/07/2018
Purchase of Ordinary Common Stock	11,999	58.1135	12/07/2018
Purchase of Ordinary Common Stock	5,412	57.8861	12/10/2018
Purchase of Ordinary Common Stock	2,085	57.8380	12/10/2018
Purchase of Ordinary Common Stock	4,152	59.8225	12/11/2018
Purchase of Ordinary Common Stock	883	60.4614	12/12/2018

Starboard Value and Opportunity C LP

Purchase of Ordinary Common Stock	8,481	64.4458	11/07/2018
Purchase of Ordinary Common Stock	24,519	64.1418	11/07/2018
Purchase of Ordinary Common Stock	523	63.2011	11/08/2018
Purchase of Ordinary Common Stock	1,100	64.0325	11/08/2018
Purchase of Ordinary Common Stock	891	63.6050	11/08/2018
Purchase of Ordinary Common Stock	5,500	63.1268	11/09/2018
Purchase of Ordinary Common Stock	4,713	62.7372	11/12/2018

CUSIP NO. 559079207

Purchase of Ordinary Common Stock	6,523	58.8619	11/13/2018
Purchase of Ordinary Common Stock	825	57.5453	11/13/2018
Purchase of Ordinary Common Stock	1,925	57.3882	11/14/2018
Purchase of Ordinary Common Stock	1,375	56.0454	11/16/2018
Purchase of Ordinary Common Stock	1,375	54.6978	11/19/2018
Purchase of Ordinary Common Stock	4,125	53.5695	11/20/2018
Purchase of Ordinary Common Stock	550	54.0896	11/27/2018
Purchase of Ordinary Common Stock	1,650	54.4624	11/28/2018
Purchase of Ordinary Common Stock	1,100	55.6050	11/29/2018
Purchase of Ordinary Common Stock	825	54.7528	11/30/2018
Purchase of Ordinary Common Stock	20,729	56.6314	12/03/2018
Purchase of Ordinary Common Stock	6,333	55.5816	12/03/2018
Purchase of Ordinary Common Stock	12,994	55.8841	12/04/2018
Purchase of Ordinary Common Stock	3,944	56.4566	12/04/2018
Purchase of Ordinary Common Stock	3,581	53.9549	12/06/2018
Purchase of Ordinary Common Stock	2,810	57.4635	12/07/2018
Purchase of Ordinary Common Stock	6,803	58.1135	12/07/2018
Purchase of Ordinary Common Stock	3,069	57.8861	12/10/2018
Purchase of Ordinary Common Stock	1,183	57.8380	12/10/2018
Purchase of Ordinary Common Stock	2,354	59.8225	12/11/2018
Purchase of Ordinary Common Stock	501	60.4614	12/12/2018

CUSIP NO. 559079207

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Ordinary Common Stock	19,892	64.4458	11/07/2018
Purchase of Ordinary Common Stock	57,508	64.1418	11/07/2018
Purchase of Ordinary Common Stock	1,225	63.2011	11/08/2018
Purchase of Ordinary Common Stock	2,580	64.0325	11/08/2018
Purchase of Ordinary Common Stock	2,090	63.6050	11/08/2018
Purchase of Ordinary Common Stock	12,900	63.1268	11/09/2018
Purchase of Ordinary Common Stock	11,055	62.7372	11/12/2018
Purchase of Ordinary Common Stock	15,300	58.8619	11/13/2018
Purchase of Ordinary Common Stock	1,935	57.5453	11/13/2018
Purchase of Ordinary Common Stock	4,515	57.3882	11/14/2018
Purchase of Ordinary Common Stock	3,225	56.0454	11/16/2018
Purchase of Ordinary Common Stock	3,225	54.6978	11/19/2018
Purchase of Ordinary Common Stock	9,675	53.5695	11/20/2018
Purchase of Ordinary Common Stock	1,290	54.0896	11/27/2018
Purchase of Ordinary Common Stock	3,870	54.4624	11/28/2018
Purchase of Ordinary Common Stock	2,580	55.6050	11/29/2018
Purchase of Ordinary Common Stock	1,935	54.7528	11/30/2018
Purchase of Ordinary Common Stock	48,620	56.6314	12/03/2018
Purchase of Ordinary Common Stock	14,853	55.5816	12/03/2018
Purchase of Ordinary Common Stock	30,478	55.8841	12/04/2018
Purchase of Ordinary Common Stock	9,249	56.4566	12/04/2018
Purchase of Ordinary Common Stock	8,398	53.9549	12/06/2018
Purchase of Ordinary Common Stock	6,592	57.4635	12/07/2018
Purchase of Ordinary Common Stock	15,957	58.1135	12/07/2018
Purchase of Ordinary Common Stock	7,198	57.8861	12/10/2018
Purchase of Ordinary Common Stock	2,774	57.8380	12/10/2018
Purchase of Ordinary Common Stock	5,521	59.8225	12/11/2018
Purchase of Ordinary Common Stock	1,174	60.4614	12/12/2018